UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34598

IFM INVESTMENTS LIMITED

(Exact name of registrant as specified in its charter)

9/A5, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District

Beijing, 100004, People’s Republic of China

(86-10) 6561-7788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.001 per share

American Depositary Shares, each representing 45 Class A Ordinary Shares

___________________________________________________________________________________________

(Title of each class of securities covered by this Form)

None

___________________________________________________________________________________________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: sixty

Pursuant to the requirements of the Securities Exchange Act of 1934 IFM Investments Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2016	By:	/s/ Donald Zhang
Name: Donald Zhang
Title: Chairman and Chief Executive Officer